July 2007	Preliminary Terms No. 319
Registration Statement No. 333-131266
Dated June 22, 2007
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities

Bear Market PLUS based Inversely on the Value of the NASDAQ-100 Index® due August 20, 2008
Performance Leveraged Upside SecuritiesSM

Bear Market PLUS offer an enhanced short exposure to a wide variety of assets and asset classes, including equities, commodities and currencies.  Having short exposure to an underlying asset means that investors will earn a positive return if the underlying asset declines in value, but will lose up to 50% of their investment if the underlying asset increases in value.  These investments allow investors to capture enhanced returns when the underlying asset declines in value.  The enhancement typically applies only for a certain range of negative price performance.  In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return.  At maturity, an investor will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.
S U M M A R Y T E R M S
Issuer:		Morgan Stanley
Maturity date:		August 20, 2008
Underlying index:		NASDAQ-100 Index
Aggregate principal amount:		$
Payment at maturity:
If the final index value is less than the initial index value,
$10 + enhanced downside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is greater than or equal to the initial index value,
$10 – upside reduction amount
In no event will the payment at maturity be less than the minimum payment at maturity.

Enhanced downside payment:		$10 x leverage factor x index percent decrease
Upside reduction amount:		$10 x index percent increase
Index percent decrease:		(initial index value – final index value) / initial index value
Index percent increase:		(final index value – initial index value) / initial index value
Initial index value:		The index closing value of the NASDAQ-100 Index on the pricing date
Final index value:		The index closing value of the NASDAQ-100 Index on the index valuation date, August 18, 2008
Leverage factor:		400%
Maximum payment at maturity:		$14.90 to $15.10 (149% to 151% of the stated principal amount) per Bear Market PLUS
Minimum payment at maturity:		$5 (50% of the stated principal amount) per Bear Market PLUS
Stated principal amount:		$10 per Bear Market PLUS
Issue price:		$10 (see “Commissions and issue price” below)
Pricing date:		July , 2007
Original issue date:		July , 2007 (5 business days after the pricing date)
CUSIP:		617475595
Listing:
Application will be made to list the Bear Market PLUS on The Nasdaq Global MarketSM under the ticker symbol “NSPJ”, subject to meeting the listing requirements.  We do not expect to announce whether the Bear Market PLUS will meet such requirements prior to the pricing of the Bear Market PLUS.  If accepted for listing, the Bear Market PLUS will begin trading the day after the pricing date.

Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per Bear Market PLUS	$10.00	$0.15	$9.85
	Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Bear Market PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per Bear Market PLUS.  Please see “Syndicate Information” on page 8 for further details.

(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Bear Market PLUS Based Inversely on the Value of
the NASDAQ-100 Index®

Investment Overview
Performance Leveraged Upside Securities
The NASDAQ-100 Index Bear Market PLUS (the “Bear Market PLUS”) can be used:

¡	As an alternative to a direct short exposure to the NASDAQ-100 Index that enhances returns for a certain range of negative price performance of the NASDAQ-100 Index

¡	To enhance returns and potentially outperform a short strategy on the NASDAQ-100 Index in a moderately bearish scenario

¡	To achieve similar levels of short exposure to the NASDAQ-100 Index as a direct short investment while using fewer dollars by taking advantage of the leverage factor

Maturity:	13 Months
Leverage factor:	400%
Maximum payment at maturity:	149% to 151% of the stated principal amount
Principal protection:	50% protection of principal

NASDAQ-100 Index Overview
The NASDAQ-100 Index is a modified capitalization-weighted index of 100 of the largest non-financial companies listed on The NASDAQ Stock Market LLC.  The NASDAQ-100 Index constitutes a broadly diversified segment of the largest securities listed on The NASDAQ Stock Market LLC and includes companies across a variety of major industry groups.

Information as of market close on June 20, 2007

Ticker:	NDX
Current Index Level:	1,922.12
52 Weeks Ago:	1,548.32
52 Week High Index Value (on 6/18/07):	1,944.37
52 Week Low Index Value (on 7/21/06):	1,451.88

NASDAQ-100 Index Historical Performance – End of Week Values January 1, 2002 to June 20, 2007

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Key Investment Rationale

This 13 month investment offers 400% enhanced exposure to the downside movement of the NASDAQ-100 Index, subject to a maximum payment at maturity of 149% to 151% of the stated principal amount.

Investors can use the Bear Market PLUS to quadruple returns up to the maximum payment at maturity, while maintaining similar risk as a direct short investment in the NASDAQ-100 Index.

Enhanced Performance	The Bear Market PLUS offer investors an opportunity to capture enhanced returns relative to a direct short investment in the NASDAQ-100 Index within a certain range of negative price performance.
Best Case Scenario	The NASDAQ-100 Index decreases in value and, at maturity, the Bear Market PLUS redeem for the maximum payment at maturity, 149% to 151% of the stated principal amount.
Worst Case Scenario
The NASDAQ-100 Index increases in value and, at maturity, the Bear Market PLUS redeem for less than the stated principal amount by an amount proportional to the increase, subject to a specified minimum payment at maturity.

Summary of Selected Key Risks (see page 11)

¡	The minimum payment at maturity only provides 50% protection of principal. You will lose money on your investment if the underlying index increases over the term of the Bear Market PLUS.

¡	No interest payments.

¡	Appreciation potential is limited by the maximum payment at maturity.

¡	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

¡	The market price of the Bear Market PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the NASDAQ-100 Index.

¡	The U.S. federal income tax consequences of an investment in the Bear Market PLUS are uncertain.

¡	Credit risk to Morgan Stanley whose credit rating is currently Aa3/A+.

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Bear Market PLUS Based Inversely on the Value of
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Fact Sheet

The Bear Market PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, guarantee only a minimum 50% return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by these preliminary terms.  At maturity, an investor will receive for each stated principal amount of Bear Market PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based inversely upon the closing value of the NASDAQ-100 Index at maturity.  The Bear Market PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date(settlement date):	Maturity date:
July , 2007	July , 2007 (5 business days after the pricing date)	August 20, 2008, subject to postponement due to a market disruption event
Key Terms
Issuer:	Morgan Stanley
Underlying index:	NASDAQ-100 Index
Underlying index publisher:	The Nasdaq Stock Market, Inc.
Issue price:	$10 per Bear Market PLUS See Syndicate Information below.
Stated principal amount:	$10 per Bear Market PLUS
Denominations:	$10 per Bear Market PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bear Market PLUS
Payment at maturity:
If the final index value is less than the initial index value,
$10 + enhanced downside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is greater than or equal to the initial index value,
$10 – upside reduction amount
In no event will the payment at maturity be less than the minimum payment at maturity.

Enhanced downside payment:	$10 x leverage factor x index percent decrease
Leverage factor:	400%
Index percent decrease:	(initial index value – final index value) / initial index value
Upside reduction amount:	$10 x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value of the NASDAQ-100 Index on the pricing date.
Final index value:	The index closing value of the NASDAQ-100 Index on the index valuation date as published on Bloomberg page “NDX” or any successor page.
Index valuation date:	August 18, 2008, subject to adjustment for certain market disruption events.
Maximum payment at maturity:	$14.90 to $15.10 (149% to 151% of the stated principal amount)
Minimum payment at maturity:	$5 (50% of the stated principal amount)
Postponement of maturity date:
If the scheduled index valuation date is not an index business day or if a market disruption event occurs on that day so that the index valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the Bear Market PLUS will be postponed until the second scheduled index business day following that index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 11

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General Information
Listing:
Application will be made to list the Bear Market PLUS on The Nasdaq Global MarketSM under the ticker symbol “NSPJ”, subject to meeting the listing requirements.  We do not expect to announce whether the Bear Market PLUS will meet such requirements prior to the pricing of the Bear Market PLUS.  If accepted for listing, the Bear Market PLUS will begin trading the day after the pricing date.

CUSIP:	617475595
Minimum ticketing size:	100 Bear Market PLUS
Tax considerations:
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Bear Market PLUS issued under these preliminary terms and is superseded by the following discussion.
The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Bear Market PLUS.  This discussion only applies to initial investors in the Bear Market PLUS who:

•  purchase the Bear Market PLUS at their “issue price”; and

•  will hold the Bear Market PLUS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a particular holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•  certain financial institutions;

•  insurance companies;

•  dealers in securities or foreign currencies;

•  investors holding the Bear Market PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or who hold the Bear Market PLUS as part of a constructive sale transaction;

•  U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;

•  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•  regulated investment companies;

•  real estate investment trusts;

•  persons subject to the alternative minimum tax;

•  nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be taxed as U.S. resident aliens; and

•  Non-U.S. Holders for whom income or gain in respect of the Bear Market PLUS is effectively connected with the conduct of a trade or business in the United States.

As stated above, this discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances.  Investors should note that this discussion does not address the tax consequences to an investor holding the Bear Market PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or as part of a constructive sale transaction.  An investor who holds any securities the return on which is based on or linked to the performance of the NASDAQ-100 Index or any component thereof should discuss with its tax advisors the U.S. federal income tax consequences of investing in the Bear Market PLUS (including the potential application of the “straddle” rules).  As the law applicable to the U.S. federal income taxation of instruments such as the Bear Market PLUS is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of these preliminary terms may affect the tax consequences described herein.  Persons considering the purchase of the Bear Market PLUS are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Bear Market PLUS Based Inversely on the Value of
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General

Pursuant to the terms of the Bear Market PLUS, we and every investor in the Bear Market PLUS agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Bear Market PLUS for all tax purposes as a single financial contract that is an “open transaction” for U.S. federal income tax purposes which (i) requires the investor to pay us at inception an amount equal to the purchase price of the Bear Market PLUS and (ii) entitles the investor to receive at maturity an amount in cash based upon the performance of the underlying index.  The characterization of the Bear Market PLUS described above is not, however, binding on the Internal Revenue Service (the “IRS”) or the courts.  No statutory, judicial or administrative authority directly addresses the characterization of the Bear Market PLUS (or of similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment.  Significant aspects of the U.S. federal income tax consequences of an investment in the Bear Market PLUS are uncertain.  Our counsel has not rendered an opinion as to whether the U.S. federal income tax characterization and treatment of the Bear Market PLUS stated above should be respected, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein.  Accordingly, you are urged to consult your own tax advisors regarding the U.S. federal tax consequences of an investment in the Bear Market PLUS (including possible alternative characterizations of the Bear Market PLUS) and regarding any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the characterization and treatment of the Bear Market PLUS described above.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a Bear Market PLUS that is, for U.S. federal income tax purposes:

•  a citizen or resident of the United States;
•  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or
•  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
The term U.S. Holder also includes certain former citizens and residents of the United States.

Tax Treatment of the Bear Market PLUS

Assuming the characterization of the Bear Market PLUS as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the Bear Market PLUS prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis.  A U.S. Holder’s tax basis in the Bear Market PLUS should equal the amount paid by the U.S. Holder to acquire the Bear Market PLUS.

Sale, Exchange or Settlement of the Bear Market PLUS.  Upon a sale or exchange of the Bear Market PLUS, or upon settlement of the Bear Market PLUS at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Bear Market PLUS sold, exchanged, or settled.  Any capital gain or loss recognized upon sale, exchange or settlement of a Bear Market PLUS should be long-term capital gain or loss if the U.S. Holder has held the Bear Market PLUS for more than one year at such time.

Possible Alternative Tax Treatments of an Investment in the Bear Market PLUS

Due to the absence of authorities that directly address the proper characterization of the Bear Market PLUS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Bear Market PLUS under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations applied to the Bear Market PLUS, the timing and character of income thereon would be significantly affected.  Among

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Bear Market PLUS Based Inversely on the Value of
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other things, a U.S. Holder would be required to accrue original issue discount on the Bear Market PLUS every year at a “comparable yield” determined at the time of their issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the Bear Market PLUS would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

Even if the Contingent Debt Regulations do not apply to the Bear Market PLUS, other alternative federal income tax characterizations of the Bear Market PLUS are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Bear Market PLUS.  It is possible, for example, that a Bear Market PLUS could be treated as a unit consisting of a loan and a forward contract, in which case a U.S. Holder would be required to accrue original issue discount as income on a current basis.  Accordingly, prospective investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the Bear Market PLUS.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules.  The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition, information returns will be filed with the IRS in connection with payments on the Bear Market PLUS and the proceeds from a sale or other disposition of the Bear Market PLUS, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section only applies to you if you are a Non-U.S. Holder.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Bear Market PLUS that is, for U.S. federal income tax purposes:
•           an individual who is classified as a nonresident alien;
•           a foreign corporation; or
•           a foreign trust or estate.
“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes.  Such a holder is urged to consult his or her own tax advisors regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Bear Market PLUS.

Tax Treatment upon Sale, Exchange or Settlement of a Bear Market PLUS

In general.  Assuming the characterization of the Bear Market PLUS as set forth above is respected, a Non-U.S. Holder of the Bear Market PLUS will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a Bear Market PLUS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Bear Market PLUS would not be subject to U.S. federal withholding tax, provided that:

•  the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;
•  the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;
•  the Non-U.S. Holder is not a bank receiving interest under section 881(c)(3)(A) of the Code; and
•  the certification requirement described below has been fulfilled with respect to the beneficial owner.
Certification Requirement.  The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Bear Market PLUS (or a financial institution holding the Bear Market PLUS on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, in which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

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U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Bear Market PLUS are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Bear Market PLUS.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the Bear Market PLUS at maturity as well as in connection with the proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  The certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of a Bear Market PLUS ― Certification Requirement” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the Bear Market PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Bear Market PLUS through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the Bear Market PLUS by taking positions in futures and options contracts on the NASDAQ-100 Index. Such activities could decrease the value of the NASDAQ-100 Index, and therefore the value at which the NASDAQ-100 Index must close on the index valuation date before investors would receive at maturity a payment that exceeds the principal amount of the Bear Market PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

ERISA:	See “ERISA” in the prospectus supplement for PLUS.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000).

Syndicate Information
Issue Price of the notes	Selling Concession	Principal Amount of notes for any single investor
$10.00	1.5000%	<$999K
$9.975	1.2500%	$1MM-$2.99MM
$9.9625	1.1250%	$3MM-$4.99MM
$9.95	1.0000%	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

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Bear Market PLUS Based Inversely on the Value of
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How Bear Market PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Bear Market PLUS based on the following hypothetical terms:

Stated principal amount:	$10
Leverage factor:	400%
Maximum payment at maturity:	$15.00 (150% of the stated principal amount)
Minimum payment at maturity:	$5 (50% of the stated principal amount)

Bear Market PLUS Payoff Diagram
Reference]

How it works

¡
If the final index value is less than the initial index value, then investors receive the $10 stated principal amount plus 400% of the decline in the NASDAQ-100 Index over the term of the Bear Market PLUS, subject to the maximum payment at maturity.  In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of 87.5% of the initial index value.

–	If the NASDAQ-100 Index depreciates 5%, the investor would receive a 20% return, or $12.00.
–	If the NASDAQ-100 Index depreciates 12.5% or more, the investor would receive the hypothetical maximum payment at maturity of 150% of the stated principal amount, or $15.00.
¡
If the final index value is greater than or equal to the initial index value, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% increase in the NASDAQ-100 Index, subject to the minimum payment at maturity.

–	If the underlying index appreciates 10%, the investor would lose 10% of their principal and receive only $9 per Bear Market PLUS at maturity, or 90% of the stated principal amount.
–	If the underlying index appreciates 50% or more, the investor would receive the hypothetical minimum payment at maturity of 50% of the stated principal amount, or $5.

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Bear Market PLUS Based Inversely on the Value of
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Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of Bear Market PLUS that they hold an amount in cash based upon the value of the NASDAQ-100 Index, determined as follows:

If the final index value is less than the initial index value, investors will receive for each $10 stated principal amount of Bear Market PLUS that they hold a payment at maturity equal to:

$10    +    enhanced downside payment,

subject to a maximum payment at maturity of $14.90 to $15.10, or 149% to 151% of the stated principal amount of $10 for each Bear Market PLUS,

where,

enhanced downside payment   =   ($10    ×    400%    ×    index percent decrease)

and

index percent decrease	=	initial index value − final index value
initial index value

If the final index value is greater than or equal to the initial index value, investors will receive for each $10 stated principal amount of Bear Market PLUS that they hold a payment at maturity equal to:

$10    –    upside reduction amount

subject to a minimum payment at maturity of $5, or 50% of the stated principal amount of $10 for each Bear Market PLUS,

where,

upside reduction amount   =   ($10    ×    index percent increase)

and

index percent increase	=	final index value − initial index value
initial index value

Because the upside reduction amount will be greater than or equal to 0, the payment at maturity in this case will be less than or equal to $10, subject to the minimum payment at maturity.

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Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Bear Market PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-12 of the prospectus supplement for PLUS.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Bear Market PLUS.

Structure Specific Risk Factors

¡
Bear Market PLUS do not pay interest and guarantee only a minimum 50% return of principal.  The terms of the Bear Market PLUS differ from those of ordinary debt securities in that the Bear Market PLUS do not pay interest and guarantee only a minimum 50% payment of the principal amount at maturity.  If the final index value is greater than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each Bear Market PLUS by an amount proportionate to the increase in the value of the underlying index, subject to the minimum payment at maturity.

¡
Appreciation potential is limited.  The appreciation potential of Bear Market PLUS is limited by the maximum payment at maturity of $14.90 to $15.10, or 149% to 151% of the stated principal amount.  Although the leverage factor provides 400% exposure to any decline in the value of the underlying index at maturity, because the payment at maturity will be limited to 149% to 151% of the stated principal amount for the Bear Market PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value falls below approximately 87.75% to 87.25% of the initial index value.

¡
Market price influenced by many unpredictable factors.  Several factors will influence the value of the Bear Market PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Bear Market PLUS in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

¡
Not equivalent to investing in or taking a short position with respect to the underlying index.  Investing in the Bear Market PLUS is not equivalent to investing in or taking a short position with respect to the underlying index or its component stocks.  Investors in the Bear Market PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

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Adjustments to the underlying index could adversely affect the value of the Bear Market PLUS.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Bear Market PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Bear Market PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the Bear Market PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

July 2007	Page 11

Bear Market PLUS Based Inversely on the Value of
the NASDAQ-100 Index®

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Because the characterization of the Bear Market PLUS for U.S. federal income tax purposes is uncertain, the material U.S. federal income tax consequences of an investment in the Bear Market PLUS are unclear.  You should also consider the U.S. federal income tax consequences of investing in the Bear Market PLUS.  Please note that the discussions in these preliminary terms concerning the U.S. federal income tax consequences of investing in the Bear Market PLUS supersede the discussions contained in the accompanying prospectus supplement.  There is no direct legal authority as to the proper tax treatment of the Bear Market PLUS, and consequently significant aspects of the tax treatment of the Bear Market PLUS are uncertain.  Our counsel has not rendered an opinion as to the proper characterization of the Bear Market PLUS for U.S. federal income tax purposes.  Pursuant to the terms of the Bear Market PLUS, you have agreed with us to treat a Bear Market PLUS as a single financial contract, as described in the section of these preliminary terms called “Fact Sheet ― General Information ― Tax Considerations”  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Bear Market PLUS, the timing and/or character of income or loss with respect to the Bear Market PLUS would differ.  We do not plan to request a ruling from the IRS regarding the tax treatment of the Bear Market PLUS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms.  Please read carefully the section of these preliminary terms called “Fact Sheet ― General Information ― Tax Considerations.”

If you are a non-U.S. investor, please also read the section of these preliminary terms called “Fact Sheet ― General Information ― Tax Considerations ― Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Bear Market PLUS as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Other Risk Factors

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Secondary trading may be limited.  There may be little or no secondary market for the Bear Market PLUS.  Application will be made to list the Bear Market PLUS on The Nasdaq Global MarketSM under the symbol “NSPJ”.  For a security to be listed on The Nasdaq Global MarketSM, the requirements include, among other things, that there be 1 million units and 400 holders of such security.  However, it is not possible to predict whether the Bear Market PLUS will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid, and we do not expect to announce whether or not the Bear Market PLUS will meet those requirements prior to the pricing of the Bear Market PLUS.  Because it is not possible to predict whether the market for the Bear Market PLUS will be liquid or illiquid, you should be willing to hold your Bear Market PLUS to maturity.

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Potential adverse economic interest of the calculation agent.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount an investor may receive on the Bear Market PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could decrease the value at which the underlying index must close before an investor receives a payment at maturity that exceeds the issue price of the Bear Market PLUS.  Additionally, such hedging or trading activities during the term of the Bear Market PLUS, including on the index valuation date, could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash an investor will receive at maturity.

July 2007	Page 12

Bear Market PLUS Based Inversely on the Value of
the NASDAQ-100 Index®

Information about the NASDAQ-100 Index

The NASDAQ-100 Index.The NASDAQ-100 Index is a modified capitalization-weighted index of 100 of the largest non-financial companies listed on The NASDAQ Stock Market LLC.  The NASDAQ-100 Index constitutes a broadly diversified segment of the largest securities listed on The NASDAQ Stock Market LLC and includes companies across a variety of major industry groups.  The NASDAQ-100 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—NASDAQ-100 Index” in Annex A of the prospectus supplement for PLUS.

License Agreement between The Nasdaq Stock Market, Inc. and Morgan Stanley & Co. Incorporated.  The “NASDAQ®,” “NASDAQ-100®”, “Nasdaq Global MarketSM” and “NASDAQ-100 Index” are trade or service marks of The Nasdaq Stock Market, Inc., which with its affiliates we refer to as Nasdaq, and have been licensed for use by Morgan Stanley.  The Bear Market PLUS have not been passed on by Nasdaq as to their legality or suitability.  The Bear Market PLUS are not issued, endorsed, sold or promoted by Nasdaq.  Nasdaq makes no warranties and bears no liability with respect to the Bear Market PLUS.  See “Underlying Indices and Underlying Index Publishers Information—NASDAQ-100 Index—License Agreement between The Nasdaq Stock Market, Inc. and Morgan Stanley” in the prospectus supplement for PLUS.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the NASDAQ-100 Index for each quarter in the period from January 1, 2002 through June 20, 2007.  The closing value of the NASDAQ-100 Index on June 20, 2007 was 1,922.12.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the NASDAQ-100 Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the NASDAQ-100 Index on the index valuation date.  The payment of dividends on the stocks that constitute the NASDAQ-100 Indexare not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

NASDAQ-100 Index	High	Low	Period End
2002
First Quarter	1,675.03	1,348.25	1,452.81
Second Quarter	1,478.52	1,022.74	1,051.41
Third Quarter	1,060.89	832.52	832.52
Fourth Quarter	1,127.06	804.64	984.36
2003
First Quarter	1,094.87	951.90	1,018.66
Second Quarter	1,247.90	1,022.63	1,201.69
Third Quarter	1,400.13	1,207.28	1,303.70
Fourth Quarter	1,470.37	1,335.34	1,467.92
2004
First Quarter	1,553.66	1,370.04	1,438.41
Second Quarter	1,516.64	1,379.90	1,516.64
Third Quarter	1,489.57	1,304.43	1,412.74
Fourth Quarter	1,627.46	1,425.21	1,621.12
2005
First Quarter	1,603.51	1,464.34	1,482.53
Second Quarter	1,568.96	1,406.85	1,493.52
Third Quarter	1,627.19	1,490.53	1,601.66
Fourth Quarter	1,709.10	1,521.19	1,645.20
2006
First Quarter	1,758.24	1,645.09	1,703.66
Second Quarter	1,739.20	1,516.85	1,575.23
Third Quarter	1,661.59	1,451.88	1,654.13
Fourth Quarter	1,819.76	1,632.81	1,756.90
2007
First Quarter	1,846.34	1,712.94	1,772.36
Second Quarter (through June 20, 2007)	1,944.37	1,773.33	1,922.12

July 2007	Page 13